UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest
event reported) September 11, 2018

PacWest Bancorp

(Exact name of registrant as specified in its charter)

Delaware	001-36408	33-0885320
(State of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)

9701 Wilshire Boulevard, Suite 700, Beverly Hills, California 90212

(Address of principal executive offices and zip code)

(310) 887-8500

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On September 11, 2018, PacWest Bancorp, a Delaware corporation (“PacWest”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with El Dorado Savings Bank, F.S.B., a federal savings association (“El Dorado”), pursuant to which El Dorado will merge (the “Merger”) with and into Pacific Western Bank, a California state-chartered bank and wholly owned subsidiary of PacWest (“PWB”), with PWB as the surviving bank.

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each outstanding share of El Dorado common stock, no par value per share, excluding certain specified shares including any dissenting shares, will be converted into the right to receive (i) $427.92 in cash and (ii) 58.2209 shares of PacWest common stock, par value $0.01 per share, subject to adjustment in certain circumstances as set forth in the Merger Agreement. The total transaction is valued at approximately $466.7 million.

Completion of the Merger is subject to approval by the applicable regulatory banking agencies and certain customary conditions, including approval of the Merger by El Dorado’s stockholders. The Merger is expected to close in the first quarter of 2019.

A copy of the joint press release issued by PacWest and El Dorado on September 12, 2018 announcing the Merger is attached hereto as Exhibit 99.1 and incorporated herein by reference.  In addition, PacWest will be providing supplemental information regarding the Merger in connection with a presentation to investors.  The slides to be used in connection with this investor presentation are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit
No.	Description

99.1	Joint Press Release, dated September 12, 2018.

99.2	Investor Presentation, dated September 12, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PacWest Bancorp

	By:	/s/ Kori L. Ogrosky
	Name:	Kori L. Ogrosky
	Title:	Executive Vice President, General Counsel & Corporate Secretary

Date: September 12, 2018